UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-42737

ALMONTY INDUSTRIES INC.

(Translation of registrant’s name into English)

8 South Idaho Street, Suite A

Dillon, Montana 59725 United States of America

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Following the recommendation of the Audit and Risk Management Committee to the Board of Directors (the “Board”) of Almonty Industries Inc. (the “Company”) on September 17, 2026, the Board approved the resignation of Zeifmans LLP (the “Former Auditor”) as the Company’s independent registered public accounting firm (the “Auditor”) and, effective as of September 29, 2026, the appointment of PricewaterhouseCoopers LLP as Auditor, following the effectiveness of the resignation of the Former Auditor and until the close of the next annual meeting of shareholders of the Company, as described in Exhibits 99.1 to Exhibit 99.3. The change was not the result of any disagreement between the Company and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

Incorporation by Reference

The information set forth in this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement filed on Form S-8 (File No. 333-297977) by the Company (including any prospectus forming a part of such registration statement), and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Change of Auditor Notice
99.2	Former Auditor Response Letter
99.3	Successor Auditor Response Letter

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALMONTY INDUSTRIES INC.

Date: September 29, 2026	By:	/s/ Lewis Black
	Name:	Lewis Black
	Title:	Chief Executive Officer

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